CERTIFICATE OF INCORPORATION
of
CONTENTORO, INC.

The undersigned, for the purposes of forming a corporation under the laws of the State of Delaware, pursuant to the Delaware General Corporation Law, as amended (the "***DGCL***"), does make, file and record this Certificate and does certify that:

I.

The name of the Company is ContentOro, Inc. (the "***Company***").

II.

The address of the registered office of the Company in the State of Delaware is 1209 Orange Street, Wilmington, Delaware 19801, County of New Castle and the name of the registered agent of this Company in the State of Delaware at such address is The Corporation Trust Company.

III.

The purpose of the Company is to engage in any lawful act or activity for which corporations may be organized under the *DGCL*.

IV.

A.   Upon the filing of this Certificate of Incorporation (the "***Certificate***") with the Secretary of the State of Delaware, the total number of shares of all classes of capital stock which the Company shall have the authority to issue shall be two million eight hundred four thousand eight hundred eighty-six (2,804,886) shares, consisting solely of: one million nine hundred two thousand four hundred forty-three (1,902,443) shares of common stock, par value $0.001 per share (the "***Common Stock***"), nine hundred and two thousand four hundred forty- three (902,443) shares of preferred stock, par value $0.001 per share (the "***Preferred Stock***"), two hundred sixty-eight thousand three hundred fifty-four (268,354) of which are designated as "Series Pre-Seed Convertible Preferred Stock" (the "***Series Pre-Seed Preferred***"), and six hundred thirty-four thousand eighty-nine (634,089) of which are designated as "Series Seed Convertible Preferred Stock" (the "***Series Seed Preferred***").

The number of authorized shares of the Common Stock may be increased or decreased (but not below the number of shares of the Common Stock then outstanding) by the affirmative vote of the holders of at least two-thirds of the outstanding Common Stock and Preferred Stock of the Company (voting together on an as-if-converted to Common Stock basis), with holders of shares of the Common Stock not being entitled to vote separately as a class thereon, without regard to the provisions of Section 242(b)(2) of the DGCL.

B.   The rights, preferences, privileges, restrictions and other matters relating to the Preferred Stock are as follows:

    1.   **DIVIDENDS**.

    (a)   So long as any shares of Preferred Stock shall be outstanding, the Company shall not declare, pay or set aside any dividends, whether in cash or property, or make any other distribution, in respect of shares of the Common Stock or any other class or series of capital stock ranking junior to the Preferred Stock in right of redemption, liquidation preference or dividends, except for dividends payable in Common Stock for which an adjustment of the Applicable Conversion Price (as hereinafter defined), pursuant to Section 4(f) is made.

    (b)   The restrictions on dividends and distributions with respect to shares of shares of Junior Stock set forth in paragraph (b) above are in addition to, and not in derogation of, the other restrictions on such dividends and distributions set forth herein.

    (c)   In the event dividends are paid on any share of Common Stock (other than dividends payable in Common Stock for which adjustments of the Applicable Conversion Price pursuant to Section 4(f) are made), an additional dividend shall be paid with respect to all outstanding shares of Preferred Stock in an amount per share (on an as-if-converted to Common Stock basis) equal to the amount paid or set aside for each share of Common Stock.

    2.   **VOTING RIGHTS**.

    (a)   **General Rights.** On any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company (or by written consent of stockholders in lieu of meeting), each holder of shares of Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Preferred Stock could be converted (pursuant to Section 4 hereof) immediately after the close of business on the record date fixed for such meeting or the effective date of such written consent, and shall have voting rights and powers equal to the voting rights and powers of the Common Stock. The holders of Preferred Stock shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Company. Except as otherwise provided herein or as required by law, the Preferred Stock shall vote together with the Common Stock at any annual or special meeting of the stockholders and not as a separate class, and the Preferred Stock may act by written consent in the same manner as the Common Stock.

    (b)   **Separate Vote of Series Seed Preferred.** In addition to any other vote or consent required herein or by law, the vote or written consent of the holders of at least a majority in interest of the outstanding Series Seed Preferred, voting together as a single class, shall be necessary for effecting or validating the following actions, whether by merger, consolidation, recapitalization or otherwise:

    (i)   liquidate, dissolve or wind-up the business and affairs of the Company, effect any Deemed Liquidation Event (as hereinafter defined), or consent or enter into any agreement to do any of the foregoing;

(ii) any amendment, alteration, repeal or waiver of any provision of this Certificate or the Bylaws of the Company, whether by merger, consolidation or otherwise to the extent that any such amendment, alteration, repeal or waiver adversely affects the rights of the Series Seed Preferred;

(iii) any authorization or any designation of any new class or series of stock or any other securities convertible into equity securities of the Company ranking on a parity with or senior to the Series Seed Preferred in right of redemption, liquidation preference, voting, dividends or otherwise, or any increase in the authorized or designated number of any such new class or series;

(iv) any increase or decrease in the authorized number of shares of Preferred Stock;

(v) any redemption, repurchase, payment or declaration of dividends or other distributions with respect to Common Stock or Preferred Stock (except for (i) repurchases of capital stock from former employees, officers, directors, consultants or other persons who performed services for the Company or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price of such capital stock or the then-current fair market value thereof, (ii) dividends or distributions payable solely in Common Stock for which an adjustment of the Series Seed Preferred Conversion Price pursuant to Section 4(f) is made, (iii) redemptions of or dividends or distributions on the Series Seed Preferred as expressly authorized herein, or (iv) as approved by the Company's Board of Directors (the "***Board***"), including the approval of the Preferred Directors (as hereinafter defined));

(vi) any increase or decrease in the size of the Board;

(c) **Election of Board.** The Board shall consist of five (5) directors, to be elected as follows:

(i) The holders of the Common Stock and the Series Pre-Seed Preferred, voting together as a single class, shall be entitled to elect two (2) members of the Board at each meeting or pursuant to each consent of the Company's stockholders for the election of directors, and to remove from office such directors and to fill any vacancy caused by the resignation, death or removal of such directors.

(ii) The holders of the Series Seed Preferred, voting together as a single class on an as-if-converted basis, shall be entitled to elect two (2) members of the Board (the "***Preferred Directors***") at each meeting or pursuant to each consent of the Company's stockholders for the election of directors, and to remove from office such directors and to fill any vacancy caused by the resignation, death or removal of such directors.

(iii) The holders of Common Stock and Preferred Stock, voting together as a single class and with the Series Seed Preferred on an as if converted to Common Stock basis, shall be entitled to elect the remaining member of the Board at each meeting or pursuant to each consent of the Company's stockholders for the election of directors, and to remove from office such director and to fill any vacancy caused by the resignation, death or removal of such director.

At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director as provided above shall constitute a quorum for the purpose of electing such director.

(iv)　Notwithstanding the provisions of Section 223(a)(1) and 223(a)(2) of the Delaware General Corporation Law, any vacancy, including newly created directorships resulting from any increase in the authorized number of directors or amendment of this Certificate, and vacancies created by removal or resignation of a director, may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced; *provided*, *however*, that where such vacancy occurs among the directors elected by the holders of a class or series of stock, the holders of shares of such class or series may override the Board's action to fill such vacancy by (i) voting for their own designee to fill such vacancy at a meeting of the Company's stockholders or (ii) written consent, if the consenting stockholders hold a sufficient number of shares to elect their designee at a meeting of the stockholders in which all members of such class or series are present and voted. Any director may be removed during his or her term of office without cause, by, and only by, the affirmative vote of the holders of the shares of the class or series of stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders, and any vacancy thereby created may be filled by the holders of that class or series of stock represented at the meeting or pursuant to written consent. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director.

(v)　No person entitled to vote at an election for directors may cumulate votes to which such person is entitled unless required by applicable law at the time of such election. During such time or times that applicable law requires cumulative voting, every stockholder entitled to vote at an election for directors may cumulate such stockholder's votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such stockholder's shares are otherwise entitled, or distribute the stockholder's votes on the same principle among as many candidates as such stockholder desires. No stockholder, however, shall be entitled to so cumulate such stockholder's votes unless (i) the names of such candidate or candidates have been placed in nomination prior to the voting, and (ii) the stockholder has given notice at the meeting, prior to the voting, of such stockholder's intention to cumulate such stockholder's votes. If any stockholder has given proper notice to cumulate votes, all stockholders may cumulate their votes for any candidates who have been properly placed in nomination. Under cumulative voting, the candidates receiving the highest number of votes, up to the number of directors to be elected, are elected.

3.   **LIQUIDATION RIGHTS**.

       (a)   **Distributions to Stockholders**. Upon any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, or Deemed Liquidation Event (as hereinafter defined), distributions to the stockholders of the Company shall be made in the following manner:

       (i)   before any distribution or payment shall be made to the holders of Series Pre-Seed Preferred and Common Stock (collectively, the "***Junior Stock***"), the holders of the Series Seed Preferred shall be entitled to be paid out of the assets of the Company legally available for distribution, or out of the consideration received in a transaction resulting in such a distribution (as applicable, the "***Distributable Proceeds***"), an amount per share of Series Seed Preferred equal to $1.1828, as adjusted for any stock dividend, stock split, combination of shares, reverse stock split, reorganization, recapitalization, or other reclassification affecting the Company's equity securities (as so adjusted, the "***Series Seed Original Issue Price***"), plus all accrued and unpaid dividends on the Series Seed Preferred for each share of Series Seed Preferred issued and outstanding (the "***Series Seed Liquidation Preference***"). If, upon any such liquidation, dissolution, or winding up, the assets of the Company (or the consideration received in such transaction), shall be insufficient to make payment in full of the Series Seed Liquidation Preference, then such assets (or consideration) shall be distributed among the holders of Series Seed Preferred at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled;

       (ii)   after payment in full of the Series Seed Liquidation Preference, but before any distribution or payment shall be made to the holders of Common Stock, the holders of the Series Pre-Seed Preferred shall be entitled to be paid out of any remaining Distributable Proceeds, an amount per share of Series Pre-Seed Preferred equal to $0.40, as adjusted for any stock dividend, stock split, combination of shares, reverse stock split, reorganization, recapitalization, or other reclassification affecting the Company's equity securities (as so adjusted, the "***Series Pre-Seed Original Issue Price***"), plus all accrued and unpaid dividends on the Series Pre-Seed Preferred for each share of Series Pre-Seed Preferred issued and outstanding (the "***Series Pre-Seed Liquidation Preference***"). If, upon any such liquidation, dissolution, or winding up, the assets of the Company (or the consideration received in such transaction), shall be insufficient to make payment in full of the Series Pre-Seed Liquidation Preference, then such assets (or consideration) shall be distributed among the holders of Series Pre-Seed Preferred at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled; and

       (iii)   after the payment in full of the Series Seed Liquidation Preference and the Series Pre-Seed Liquidation Preference, any remaining Distributable Proceeds shall be distributed ratably to the holders of the Common Stock.

       (iv)   Notwithstanding the foregoing Sections 3.1(a)(i) through (iii), in the event that both (A) the amount available for distribution among the holders of the Series Seed Preferred under Section 3(a)(i) on an as-if converted to Common Stock basis would result in each holder of any shares of Series Seed Preferred receiving, in respect of such holder's shares of Series Seed Preferred, an amount greater than that portion of the Series Seed

Liquidation Preference to which such holder is otherwise entitled under Section 3(a)(i), *and* (B) such amount available for distribution is greater than the aggregate Series Seed Liquidation Preference, then Section 3(a)(i) shall not apply and each holder of Common Stock and Preferred Stock shall instead be entitled to receive a pro rata portion of such amount available for distribution based upon the number of shares held with the number of shares of Preferred Stock determined on an as-if converted to Common Stock basis.

(v) Notwithstanding the foregoing Sections 3.1(a)(ii) and (iii), in the event that both (A) the amount available for distribution among the holders of the Series Pre-Seed Preferred under Section 3(a)(ii) on an as-if converted to Common Stock basis would result in each holder of any shares of Series Pre-Seed Preferred receiving, in respect of such holder's shares of Series Pre-Seed Preferred, an amount greater than that portion of the Series Pre-Seed Liquidation Preference to which such holder is otherwise entitled under Section 3(a)(ii), *and* (B) such amount available for distribution is greater than the sum of the Series Seed Liquidation Preference and the Series Pre-Seed Liquidation Preference, then Section 3(a)(ii) shall not apply and each holder of Common Stock and Series Pre-Seed Preferred Stock shall instead be entitled to receive a pro rata portion of such amount available for distribution based upon the number of shares held with the number of shares of Series Pre-Seed Preferred Stock determined on an as-if converted to Common Stock basis.

(b) **Deemed Liquidation Events**.

(i) Definition. Each of the following events (each, a "***Deemed Liquidation Event***") shall be considered a liquidation under this Section (unless otherwise agreed by the holders of a majority of the Series Seed Preferred then outstanding, voting together as a single class at least twenty (20) days prior to the effective date of any such event):

(A) any merger or consolidation of the Company (or any subsidiary of the Company) with or into any other corporation or other entity or person, or any other corporate reorganization, in which the stockholders of the Company immediately prior to such merger, consolidation or reorganization own less than fifty percent (50%) of the voting power of the surviving entity immediately after such merger, consolidation or reorganization;

(B) any transaction or series of related transactions to which the Company is a party in which in excess of fifty percent (50%) of the Company's voting power is transferred; *provided*, *however*, any issuance or any series of issuances of the Company's Preferred Stock shall not constitute a Deemed Liquidation Event if such issuance or issuances are principally for equity financing purposes; or

(C) a sale, lease, transfer or other disposition of all or substantially all of the assets, or the exclusive licensing of all or substantially all of the intellectual property, of the Company and its subsidiaries taken as a whole, in a single transaction or series of related transactions, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Company.

(ii) Effecting a Deemed Liquidation Event.

(A) The Company shall not have the power to effect a Deemed Liquidation Event referred to in Section 3(b)(i)(A) unless the definitive agreement or plan of merger or consolidation for such transaction (the "***Transaction Agreement***") provides that the consideration payable to the stockholders of the Company shall be allocated among the holders of capital stock of the Company in accordance with Section 3(a) above.

(B) In the event of a Deemed Liquidation Event referred to in Section 3(b)(i)(C), if the Company does not effect a dissolution of the Company under the DGCL within 90 days after such Deemed Liquidation Event, then (i) the Company shall send a written notice to each holder of Series Seed Preferred no later than the 90th day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Series Seed Preferred, and (ii) if the holders of at least a majority of the then outstanding shares of Series Seed Preferred so request in a written instrument delivered to the Company not later than 120 days after such Deemed Liquidation Event, the Company shall use the consideration received by the Company for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board), together with any other assets of the Company available for distribution to its stockholders (the "***Available Proceeds***"), to the extent legally available therefor, on the 150th day after such Deemed Liquidation Event (the "***Redemption Date***"), to redeem all outstanding shares of Series Seed Preferred at a price per share equal to the amount payable to a holder of a share of Series Seed Preferred as set forth in the foregoing Section 3(a) (the "***Redemption Price***"). Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Series Seed Preferred the Company shall redeem a pro rata portion of each holder's shares of Series Seed Preferred to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares to have been redeemed as soon as practicable after the Company has funds legally available therefor. Prior to the distribution or redemption provided for in this Section 3(b)(ii)(B), the Company shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business. The Company shall effect such redemption as follows:

(1) At least thirty (30) days prior to the Redemption Date, the Company shall send a written notice (a "***Redemption Notice***") to all holders of the Series Seed Preferred setting forth (A) the Redemption Price for the shares to be redeemed on such Redemption Date; and (B) the place at which such holders may obtain payment of the Redemption Price upon surrender of their share certificates.

(2) On or prior to the Redemption Date, the Company shall deposit the aggregate Redemption Price payable on such Redemption Date with a bank or trust company having aggregate capital and surplus in excess of one hundred million dollars ($100,000,000), as a trust fund, with irrevocable instructions and authority to the bank or trust company to pay, on and after the Redemption Date, the Redemption Price for the shares to their respective holders of Series Seed Preferred upon the surrender of their share certificates. Any moneys deposited by the Company pursuant to this clause (2) for the redemption of shares thereafter converted into shares of Common Stock pursuant to Section 4 hereof no later than the Redemption Date shall be returned to the Company forthwith upon such conversion. The balance of any funds deposited by the Company pursuant to this clause (2) remaining unclaimed at the expiration of one (1) year following such Redemption Date shall be returned to the Company promptly upon its written request.

(3) On or after the applicable Redemption Date, each holder of shares of Series Seed Preferred to be redeemed on such Redemption Date shall surrender such holder's certificates representing such shares to the Company in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price of such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof and each surrendered certificate shall be canceled. In the event less than all the shares represented by such certificates are redeemed, a new certificate shall be issued representing the unredeemed shares. If the Redemption Notice shall have been duly given, and if on the applicable Redemption Date the Redemption Price payable upon redemption of the shares of Preferred Stock to be redeemed on such Redemption Date is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that the certificates evidencing any of the shares of Preferred Stock so called for redemption shall not have been surrendered, dividends with respect to such shares of Preferred Stock shall cease to accrue after such Redemption Date and all rights with respect to such shares shall forthwith after the Redemption Date terminate except only the right of the holders to receive the Redemption Price without interest upon surrender of their certificate or certificates therefor.

(C) Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation as a result of a Deemed Liquidation Event, disposition or redemption shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

(iii) Allocation of Escrow. In the event of a Deemed Liquidation Event, if any portion of the consideration payable to the stockholders of the Company is placed into escrow and/or is payable to the stockholders of the Company subject to contingencies, the Transaction Agreement shall provide that (1) the portion of such consideration that is not placed in escrow and not subject to any contingencies (the ***"Initial Consideration"***) shall be allocated among the holders of capital stock of the Company in accordance with Section 3(a) above as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event and (2) any additional consideration which becomes payable to the stockholders of the Company upon release from escrow or satisfaction of contingencies shall be allocated among the holders of capital stock of the Company in accordance with Section 3(a) above after taking into account the previous payment of the Initial Consideration as part of the same transaction.

4.   **CONVERSION RIGHTS**.

The holders of the Preferred Stock shall have the following rights with respect to the conversion of the Preferred Stock into shares of Common Stock (the "***Conversion Rights***"):

(a)   **Optional Conversion.** Subject to and in compliance with the provisions of this Section 4, any shares of Preferred Stock may, at the option of the holder, at any time and from time to time, and without the payment of additional consideration by the holder thereof, be converted into fully-paid and nonassessable shares of Common Stock. The number of shares of Common Stock to which a holder of Series Seed Preferred or Series Pre-Seed Preferred shall be entitled upon conversion of shares of Series Seed Preferred shall be the product obtained by multiplying the Applicable Conversion Rate then in effect (determined as provided in Section 4(b)) by the number of shares of Preferred Stock being converted.

(b)   **Preferred Conversion Rate.** The conversion rate in effect at any time for conversion of the Series Seed Preferred (the "***Series Seed Preferred Conversion Rate***") shall be the quotient obtained by dividing the Series Seed Original Issue Price by the Series Seed Preferred Conversion Price, calculated as provided in Section 4(c). The conversion rate in effect at any time for conversion of the Series Pre-Seed Preferred (the "***Series Pre-Seed Preferred Conversion Rate***") shall be the quotient obtained by dividing the Series Pre-Seed Original Issue Price by the Series Pre-Seed Preferred Conversion Price, calculated as provided in Section 4(c). The Series Seed Preferred Conversion Rate and the Series Pre-Seed Conversion Rate shall be referred to herein without distinction, but as applicable respectively to the Series Seed Preferred and the Series Pre-Seed Preferred as the "***Applicable Conversion Rate***." The Series Seed Preferred Original Issue Price and the Series Pre-Seed Original Issue Price shall be referred to herein without distinction, but as applicable respectively to the Series Seed Preferred and the Series Pre-Seed Preferred as the "***Applicable Conversion Rate***."

(c)   **Preferred Conversion Price.** The conversion price for the Series Seed Preferred (the "***Series Seed Preferred Conversion Price***") shall initially be the Series Seed Original Issue Price. The conversion price for the Series Pre-Seed Preferred (the "***Series Pre- Seed Preferred Conversion Price***") shall initially be the Series Pre-Seed Original Issue Price. The Series Seed Preferred Conversion Rate and the Series Pre-Seed Conversion Rate, as each may be adjusted as provided in Section 4, shall be referred to herein without distinction, but as applicable respectively to the Series Seed Preferred and the Series Pre-Seed Preferred as the "***Applicable Conversion Price***."

(d)   **Mechanics of Conversion.** Each holder of Preferred Stock who desires to convert the same into shares of Common Stock pursuant to this Section 4 shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Company or any transfer agent for the Preferred Stock, and shall give written notice to the Company at such office that such holder elects to convert the same. Such notice shall state the number of shares of Preferred Stock being converted. Thereupon, the Company shall promptly (but in no event more than three (3) business days after delivery of the notice required by the first sentence of this Section 4(d)) issue and deliver at such office to such holder a certificate or certificates for the number of shares of Common Stock to which such holder is entitled and shall promptly pay (i) in cash or, to the extent sufficient funds are not then legally available therefor or as otherwise approved by the holders of two-thirds in interest of the Preferred Stock, as applicable, then outstanding, in Common Stock (at the Applicable Original Issue Price), any accrued and unpaid dividends on the shares of such Preferred Stock being converted, and (ii) in cash (at the Common Stock's fair market value determined in good faith by the Board as of the date of conversion) the value of any fractional share of Common Stock otherwise issuable to any holder of shares of Preferred Stock being converted. Such conversion shall be deemed to have been made at the close of business on the date of such surrender of the certificates representing the shares of Preferred Stock to be converted, and the person entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder of such shares of Common Stock on such date.

(e)   **Adjustment for Stock Splits and Combinations.** If at any time or from time to time after the date the first share of Series Seed Preferred is issued (the "**Series Seed Original Issue Date**") the Company effects a subdivision of the outstanding Common Stock without a corresponding subdivision of the Preferred Stock, the Applicable Conversion Price in effect immediately before that subdivision shall be proportionately decreased. Conversely, if at any time or from time to time after the Series Seed Original Issue Date the Company combines the outstanding shares of Common Stock into a smaller number of shares without a corresponding combination of the Preferred Stock, the Applicable Conversion Price in effect immediately before the combination shall be proportionately increased. Any adjustment under this Section 4(e) shall become effective at the close of business on the date the subdivision or combination becomes effective.

(f)   **Adjustment for Common Stock Dividends and Distributions.** If at any time or from time to time after the Series Seed Original Issue Date the Company pays a dividend or other distribution in additional shares of Common Stock (excluding any shares of Common Stock issued in payment of dividends on the Preferred Stock), the applicable Series Seed Preferred Conversion Price and Series Pre-Seed Preferred Conversion Price that is then in effect shall be decreased as of the time of such issuance, as provided below:

(i)   The Applicable Conversion Price shall be adjusted by multiplying such Applicable Conversion Price then in effect by a fraction equal to:

(A)   the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance, and

(B)   the denominator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance plus the number of shares of Common Stock issuable in payment of such dividend or distribution;

(ii)   If the Company fixes a record date to determine which holders of Common Stock are entitled to receive such dividend or other distribution, the Applicable Conversion Price shall be fixed as of the close of business on such record date and the number of shares of Common Stock shall be calculated immediately prior to the close of business on such record date; and

(iii) If such record date is fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Applicable Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Applicable Conversion Price shall be adjusted pursuant to this Section 4(f) to reflect the actual payment of such dividend or distribution.

(g) **Adjustment for Reclassification, Exchange and Substitution.** If at any time or from time to time after the Series Seed Original Issue Date, the Common Stock issuable upon the conversion of the Preferred Stock is changed into the same or a different number of shares of any class or classes of stock, whether by recapitalization, reclassification or otherwise (other than a Deemed Liquidation Event or a subdivision or combination of shares or stock dividend or a reorganization, merger, consolidation or sale of assets provided for elsewhere in this Section 4), in any such event each holder of Preferred Stock shall then have the right to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the maximum number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change, all subject to further adjustment as provided herein or with respect to such other securities or property by the terms thereof.

(h) **Reorganizations, Mergers or Consolidations.** If at any time or from time to time after the Series Seed Original Issue Date, there is a capital reorganization of the Common Stock or the merger or consolidation of the Company with or into another corporation or another entity or person (other than a Deemed Liquidation Event or a recapitalization, subdivision, combination, reclassification, exchange or substitution of shares provided for elsewhere in this Section 4), as a part of such capital reorganization, provision shall be made so that the holders of the Preferred Stock shall thereafter be entitled to receive upon conversion of the Preferred Stock the number of shares of stock or other securities or property of the Company to which a holder of the number of shares of Common Stock deliverable upon conversion would have been entitled on such capital reorganization, subject to adjustment in respect of such stock or securities by the terms thereof. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 4 with respect to the rights of the holders of Preferred Stock after the capital reorganization to the end that the provisions of this Section 4 (including adjustment of the Applicable Conversion Price then in effect and the number of shares issuable upon conversion of the Preferred Stock) shall be applicable after that event and be as nearly equivalent as practicable.

(i) **Sale of Shares Below Applicable Conversion Price**.

(i) If at any time or from time to time after the Series Seed Original Issue Date, the Company issues or sells, or is deemed by the express provisions of this Section 4(i) to have issued or sold, Additional Shares of Common Stock (as hereinafter defined), other than as a dividend or other distribution on any class of stock as provided in Section 4(f) above, and other than a subdivision or combination of shares of Common Stock as provided in Section 4(e) above, for an Effective Price (as hereinafter defined) less than the then-effective Applicable Conversion Price, then and, in each such case, the then-effective Applicable Conversion Price shall be reduced, as of the opening of business on the date of such issue or sale, to a price determined by multiplying such Applicable Conversion Price in effect immediately prior to such issuance or sale by a fraction equal to:

(A) the numerator of which shall be (1) the number of Shares of Common Stock Deemed Outstanding (as hereinafter defined) immediately prior to such issue or sale, plus (2) the number of shares of Common Stock which the Aggregate Consideration (as hereinafter defined) received by the Company for the total number of Additional Shares of Common Stock so issued would purchase at the then-effective Applicable Conversion Price, and

(B) the denominator of which shall be the number of Shares of Common Stock Deemed Outstanding (as hereinafter defined) immediately prior to such issue or sale plus the total number of Additional Shares of Common Stock so issued.

(ii) For the purpose of the adjustment required under Section 4(i) above, if the Company issues or sells (I) Options (as hereinafter defined), or (II) Convertible Securities (as hereinafter defined) for the purchase of Additional Shares of Common Stock, and if the Effective Price of such Additional Shares of Common Stock is less than the Applicable Conversion Price, in each case the Company shall be deemed to have issued at the time of the issuance of such Options or Convertible Securities the maximum number of Additional Shares of Common Stock issuable upon exercise or conversion thereof and to have received as consideration for the issuance of such shares an amount equal to the total amount of the consideration, if any, received by the Company for the issuance of such Options or Convertible Securities plus:

(A) in the case of such Options, the minimum amounts of consideration, if any, payable to the Company upon the exercise of such Options; and

(B) in the case of Convertible Securities, the minimum amounts of consideration, if any, payable to the Company upon the conversion thereof (other than by cancellation of liabilities or obligations evidenced by such Convertible Securities);

provided, that if the minimum amounts of such consideration cannot be ascertained, but are a function of anti-dilution or similar protective clauses, the Company shall be deemed to have received the minimum amounts of consideration without reference to such clauses;

provided, further, that if the minimum amount of consideration payable to the Company upon the exercise or conversion of Options or Convertible Securities is reduced over time or on the occurrence or non-occurrence of specified events other than by reason of anti-dilution adjustments, the Effective Price shall be recalculated using the figure to which such minimum amount of consideration is reduced;

provided further, that if the minimum amount of consideration payable to the Company upon the exercise or conversion of such Options or Convertible Securities is subsequently increased, or the number of Additional Shares of Common Stock issued upon such exercise or conversion is subsequently decreased over time or upon the occurrence or non-occurrence of certain specified events other than by reason of anti-dilution adjustments, the Effective Price shall be again recalculated using the increased minimum amount of consideration payable to the Company upon the exercise or conversion of such Options or Convertible Securities, or the number of Additional Shares of Common Stock to be issued shall be again recalculated using the figure to which the number of such shares is decreased.

No further adjustment of the Series Seed Preferred Conversion Price or Series Pre-Seed Preferred Conversion Price, as adjusted upon the issuance of such Options or Convertible Securities, shall be made as a result of the actual issuance of Additional Shares of Common Stock or the exercise of any such Options or the conversion of any such Convertible Securities. If any such Options or the conversion privilege represented by any such Convertible Securities shall expire without having been exercised, the Applicable Conversion Price, as applicable, as adjusted upon the issuance of such Options or Convertible Securities shall be readjusted to the Applicable Conversion Price which would have been in effect had an adjustment been made on the basis that the only Additional Shares of Common Stock so issued were the Additional Shares of Common Stock, if any, actually issued or sold on the exercise of such Options or rights of conversion of such Convertible Securities, and such Additional Shares of Common Stock, if any, were issued or sold for the consideration actually received by the Company upon such exercise, plus the consideration, if any, actually received by the Company for the granting of all such Options, whether or not exercised, plus the consideration received for issuing or selling the Convertible Securities actually converted, plus the consideration, if any, actually received by the Company (other than by cancellation of liabilities or obligations evidenced by such Convertible Securities) on the conversion of such Convertible Securities, *provided,* that such readjustment shall not apply to prior conversions of Preferred Stock.

Notwithstanding the provisions of this Section 4(i), no adjustment to the then existing (x) Series Seed Preferred Conversion Price shall be made pursuant to this Section 4(i) if, on or before the date of an issuance or sale, or deemed issuance or sale, of Additional Shares of Common Stock, the holders of at least two-thirds of the outstanding shares of Series Seed Preferred waive the application of this Section 4(i) to the Series Seed Preferred Conversion Price in connection with any such issuance or sale, or deemed issuance or sale; or (y) Series Pre-Seed Preferred Conversion Price shall be made pursuant to this Section 4(i) if, on or before the date of an issuance or sale, or deemed issuance or sale, of Additional Shares of Common Stock, the holders of at least two-thirds of the outstanding shares of Series Pre-Seed Preferred waive the application of this Section 4(i) to the Series Pre-Seed Preferred Conversion Price in connection with any such issuance or sale, or deemed issuance or sale

       (iii) No adjustment shall be made to the Applicable Conversion Price under this Section 4(i) in an amount less than one cent ($0.01) per share. Any adjustment otherwise required by this Section 4(i) that is not required to be made due to the preceding sentence shall be included in any subsequent adjustment to the Applicable Conversion Price.

       (iv) As used in this Section 4(i) and elsewhere in this Certificate, capitalized terms shall have the following meanings:

       (A) "*Additional Shares of Common Stock*" means all shares of Common Stock issued by the Company or deemed to be issued pursuant to this Section 4(i) (including shares of Common Stock issuable in respect of Convertible Securities and

Options, as well as shares of Common Stock subsequently reacquired or retired by the Company), and, for purposes of this Section 4(i) only, all shares of Preferred Stock, *other than*:

   (1) shares of Common Stock issued upon conversion of the Preferred Stock or as a dividend or distribution on the Preferred Stock;

   (2) shares of Common Stock and/or Options and the shares of Common Stock issued pursuant to such Options issued after the Series Seed Original Issue Date to employees, officers or directors of, or consultants or advisors to, the Company or any subsidiary of the Company pursuant to stock purchase or stock option plans or other similar arrangements that are approved by the Board, including the affirmative vote of both of the Preferred Directors;

   (3) shares of Common Stock issued pursuant to the exercise of Options or Convertible Securities outstanding as of the Series Seed Original Issue Date;

   (4) shares of Common Stock (or warrants for Common Stock) issued pursuant to any equipment loan or leasing arrangement, real property leasing arrangement or debt financing from a bank or similar financial institution approved by the Board, including the affirmative vote of both of the Preferred Directors;

   (5) any equity securities issued in connection with strategic transactions involving the Company and other entities, including (i) joint ventures, manufacturing, marketing or distribution arrangements, or (ii) technology transfer or development arrangements; *provided, however*, that the issuance of shares therein is not principally for equity financing purposes and the transaction has been approved by the Board, including the affirmative vote of both of the Preferred Directors; and

   (6) any equity securities that are issued by the Company in connection with a Qualified Public Offering (as hereinafter defined).

References in this definition of "Additional Shares of Common Stock" shall mean all shares of Common Stock issued by the Company or deemed to be issued pursuant to this Section 4(i).

   (B) "*Aggregate Consideration*" means: (1) to the extent it consists of cash, be computed at the net amount of cash received by the Company after deduction of any underwriting or similar commissions, compensation or concessions paid or allowed by the Company in connection with such issue or sale but without deduction of any expenses payable by the Company, (2) to the extent it consists of property other than cash, be computed at the fair value of that property as determined in good faith by the Board, and (3) if Additional Shares of Common Stock, Convertible Securities (as hereinafter defined) or Options (as hereinafter defined) to purchase either Additional Shares of Common Stock or Convertible Securities are issued or sold together with other stock or securities or other assets of the Company for a consideration which covers both, be computed as the portion of the consideration so received that may be reasonably determined in good faith by the Board to be allocable to such Additional Shares of Common Stock, Convertible Securities or Options. In any case in which the determination of the Board is required pursuant to subclause (2) or (3) above, the Board shall notify each holder of Preferred Stock of its determination of the fair value or allocation, as the case may be, of such consideration prior to payment or accepting receipt thereof. If, within ten (10) days after receipt of said notice, the holders of not less than a majority of the Preferred Stock shall notify the Board in writing of their objection to such determination, a determination of the fair value of such consideration or allocation, as the case may be, shall be made by a nationally recognized independent investment banking firm acceptable to the Company and the holders of a majority of the Preferred Stock then outstanding. If the parties are unable to agree on such an investment banking firm, one shall be chosen by two nationally recognized independent investment banking firms, one of which shall be designated by the Company and one of which shall be designated by the holders of a majority of the Preferred Stock then outstanding. The Company shall bear the entire cost of the fees and expenses borne by the parties in such determination of the fair value.

(C)   "*Shares of Common Stock Deemed Outstanding*" means, as of any given date, the sum of (1) the number of shares of Common Stock outstanding, (2) the number of shares of Common Stock into which the then outstanding shares of Series Seed Preferred could be converted if fully converted on the day immediately preceding the given date, and (3) the number of shares of Common Stock which could be obtained through the exercise or conversion of all other outstanding Options or Convertible Securities outstanding on the day immediately preceding the given date.

(D)   "*Convertible Securities*" means any evidences of indebtedness, stock or other securities directly or indirectly convertible into or exchangeable for shares of Common Stock, but excluding Options.

(E)   "*Effective Price*" means the quotient determined by dividing the total number of Additional Shares of Common Stock issued or sold, or deemed to have been issued or sold by the Company under this Section 4(i), into the Aggregate Consideration received, or deemed to have been received by the Company for such issue under this Section 4(i), for such Additional Shares of Common Stock.

(F)   "*Options*" means outstanding rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(j)   **Multiple Closing Dates**. In the event the Company shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Applicable Conversion Price pursuant to the terms of Section 4(i) above then, upon the final such issuance, the Applicable Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

(k)   **Certificate of Adjustment.** In each case of an adjustment or readjustment of the Applicable Conversion Price for the number of shares of Common Stock or other securities issuable upon conversion of the Preferred Stock, if the Applicable Stock

Conversion Price is then adjusted or readjusted pursuant to this Section 4, the Company, at its expense, shall compute such adjustment or readjustment in accordance with the provisions hereof and prepare a certificate showing such adjustment or readjustment, and shall mail such certificate, by first class mail, postage prepaid, to each registered holder of Preferred Stock at the holder's address as shown in the Company's books. The certificate shall set forth such adjustment or readjustment, showing in detail the facts upon which such adjustment or readjustment is based, including a statement of (i) the consideration received or deemed to be received by the Company for any Additional Shares of Common Stock issued or sold or deemed to have been issued or sold, (ii) the Effective Price of any such Additional Shares of Common Stock, (iii) the Applicable Conversion Price at the time in effect, (iv) the number of Additional Shares of Common Stock and (v) the type and amount, if any, of other property which at the time would be received upon conversion of the Preferred Stock, with each calculation and such information distinguished as between Series Seed Preferred and the Series Pre-Seed Preferred.

(l) **Notices of Record Date.** Upon (i) any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, (ii) any Deemed Liquidation Event or other capital reorganization of the Company, (iii) any stock split, combination of shares, reclassification or recapitalization of the capital stock of the Company,
(i) any merger or consolidation of the Company with or into any other corporation, or (v) any voluntary or involuntary dissolution, liquidation or winding up of the Company, the Company shall mail to each holder of Preferred Stock at least ten (10) days prior to the record date specified therein (or such shorter period approved by the holders of a majority of the outstanding Preferred Stock) a notice specifying (A) the date on which any such record is to be taken for the purpose of such dividend or distribution and a description of such dividend or distribution,
(B) the date on which any such Deemed Liquidation Event, stock split, combination of shares, reorganization, reclassification, transfer, consolidation, merger, dissolution, liquidation or winding up is expected to become effective, and (C) the date, if any, that is to be fixed as to when the holders of record of Common Stock (or other securities) shall be entitled to exchange their shares of Common Stock (or other securities) for securities or other property deliverable upon such Deemed Liquidation Event, stock split, combination of shares, reorganization, reclassification, transfer, consolidation, merger, dissolution, liquidation or winding up.

(m) **Automatic Conversion**.

(i) Upon either (A) the closing of the sale of shares of Common Stock to the public at a price of at least $4.73 per share (as adjusted for any stock dividend, stock split, combination of shares, reverse stock split, reorganization, recapitalization, or other reclassification affecting the Company's equity securities), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (the "*Securities Act*"), resulting in at least $30 million of gross proceeds to the Company, and the shares issued for such offering are listed or eligible for trading on a national securities exchange or the NASDAQ Stock Market (a "*Qualified Public Offering*"), or (B) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least two-thirds in interest of the then outstanding shares of Preferred Stock (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "***Automatic Conversion Time***"), (1) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective Applicable Conversion Rate, and (2) such shares may not be reissued by the Company. Upon such automatic conversion, any accrued and unpaid dividends on the Preferred Stock shall be paid in accordance with the provisions of Section 4(d).

(ii) The Company shall send to all holders of record of shares of Preferred Stock written notice of the Automatic Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 4(m). The Company need not send such notice in advance of the occurrence of the Automatic Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Company to indemnify the Company against any claim that may be made against the Company on account of the alleged loss, theft or destruction of such certificate) to the Company or any transfer agent for the Preferred Stock at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 4(m). At the Automatic Conversion Time, all outstanding shares of Preferred Stock shall be deemed to have been converted into shares of Common Stock, which shall be deemed to be outstanding of record, and all rights with respect to the Preferred Stock so converted, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate, except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the last sentence of this clause (ii). If so required by the Company, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Company, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. As soon as practicable after the Automatic Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Company shall issue and deliver to such holder in its name as shown on such surrendered certificate or certificates (or such lost certificate affidavit and agreement), or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided below in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any accrued but unpaid dividends on the shares of Preferred Stock converted.

(iii) All shares of Preferred Stock shall, from and after the Automatic Conversion Time, no longer be deemed to be outstanding and, notwithstanding the failure of the holder or holders thereof to surrender the certificates for such shares on or prior to such time, all rights with respect to such shares shall immediately cease and terminate at the Automatic Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor and to receive payment of any dividends declared but unpaid thereon. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Company may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

(n) **Fractional Shares.** No fractional shares of Common Stock shall be issued upon conversion of Preferred Stock. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of Preferred Stock by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the conversion would result in the issuance of any fractional share, the Company shall, in lieu of issuing any fractional share, pay cash equal to the product of such fraction multiplied by the Common Stock's fair market value (as determined in good faith by the Board) on the date of conversion.

(o) **Reservation of Stock Issuable Upon Conversion.** The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Preferred Stock. If at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Company will take such corporate action as may, in the opinion of its legal counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

(p) **Payment of Taxes.** The Company will pay all taxes (other than taxes based upon income) and other governmental charges that may be imposed with respect to the issue or delivery of shares of Common Stock upon conversion of shares of Preferred Stock, excluding any tax or other charge imposed in connection with any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered.

5. **Notices.** Any notice required by the provisions of this Article IV shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient; if not, then on the next business day, (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with verification of receipt. All notices shall be addressed to each holder of record at the address of such holder appearing on the books of the Company.

6. **Waiver**. Any of the rights, powers, preferences and other terms of the Series Seed Preferred set forth herein may be waived on behalf of all holders of Series Seed Preferred by the affirmative written consent or vote of the holders of at least two-thirds interest of the shares of Series Seed Preferred then outstanding. Any of the rights, powers, preferences and other terms of the Series Pre-Seed Preferred set forth herein may be waived on behalf of all holders of Series Pre-Seed Preferred by the affirmative written consent or vote of the holders of at least two-thirds interest of the shares of Series Pre-Seed Preferred then outstanding.

C. The rights, preferences, privileges, restrictions and other matters relating to the Common Stock are as follows:

1. **Relative Rights of Preferred Stock and Common Stock**. The preferences, voting powers, relative, participating, optional or other special rights and privileges, and qualifications, limitations, or restrictions of the Common Stock are expressly made subject to and subordinate to those that may be fixed with respect to any shares of the Preferred Stock.

2. **Voting Rights**. Except as otherwise required by law or the Company's Certificate of Incorporation, each holder of Common Stock shall have one vote in respect of each share of stock held by such holder of record on the books of the Company for the election of directors and all matters submitted to a vote of stockholders of the Company. Except as otherwise provided herein or in the Company's bylaws, the Preferred Stock shall vote together with the Common Stock and all other classes and series of stock of the Company as a single class on all actions to be taken by the stockholders of the Company including, without limitation, actions amending the Certificate of Incorporation of the Company to increase the number of authorized shares of Common Stock.

V.

A. To the fullest extent permitted by law, a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL or any other law of the State of Delaware is amended after approval by the stockholders of this Article to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

B. Any repeal or modification of the foregoing provisions of this Article by the stockholders of the Company shall not adversely affect any right or protection of a director of the Company existing at the time of, or increase the liability of any director of the Company with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

C. Any repeal or modification of this Article V shall only be prospective and shall not affect the rights under this Article V in effect at the time of the alleged occurrence of any action or omission to act giving rise to liability.

VI.

A. The management of the business and the conduct of the affairs of the Company shall be vested in its Board. The number of directors which shall constitute the whole Board shall be fixed by the Board in the manner provided herein and in the Company's bylaws.

B. Subject to any additional approval required by this Certificate, the Board is expressly empowered to make, repeal, alter, amend, restate or rescind all or any portion of the bylaws of the Company.

C. Elections of directors need not be by written ballot unless the Bylaws of the Company shall so provide.

D. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Company may provide.

E. The books of the Company may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws of the Company.

VII.

The following indemnification provisions shall apply to the persons enumerated below.

A. <u>Right to Indemnification of Directors and Officers</u>. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (an "***Indemnified Person***") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "***Proceeding***"), by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Indemnified Person in such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section C of this Article VII, the Corporation shall be required to indemnify an Indemnified Person in connection with a Proceeding (or part thereof) commenced by such Indemnified Person only if the commencement of such Proceeding (or part thereof) by the Indemnified Person was authorized in advance by the Board.

B. <u>Secondary Indemnitors</u>. The Corporation hereby acknowledges that certain of the Indemnified Persons who are directors are or have been affiliated with certain entities and/or organizations other than the Corporation, including one or more angel, venture capital or private equity funds that have invested in the Corporation (collectively, the "***Secondary Indemnitors***"), and have or may have in the future certain rights to indemnification, advancement of expenses or insurance provided by such entities and/or organizations other than the Corporation, including, without limitation, any such angel, venture capital or private equity fund (collectively, the "***Secondarily Indemnified Persons***"). In the event that any Secondarily Indemnified Person is, or is threatened to be made, a party to or a participant in any Proceeding to the extent resulting from any claim based on such Secondarily Indemnified Person's service to the Corporation as a director or other fiduciary of the Corporation and for which such Secondarily Indemnified Person is entitled to indemnification or advancement of expenses under this Article VII, then the Corporation shall (a) be an indemnitor of first resort (*i.e.*, its obligations to such Secondarily Indemnified Person are primary and any obligation of the Secondary Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by such Secondarily Indemnified Person are secondary), (b) be required to advance reasonable expenses incurred by such Secondarily Indemnified Person as provided in the following Section C, and (c) be liable for the full amount of all expenses, judgments, penalties, fines and amounts paid in settlement to the extent legally permitted and as required by the terms of this Article VII and any provision of the Bylaws or this Certificate, as it may be amended and/or restated from time to time (or any other agreement between the Corporation and such Secondarily Indemnified Person), without regard to any rights such Secondarily Indemnified Person may have against the Secondary Indemnitors. The Corporation irrevocably waives, relinquishes and releases the Secondary Indemnitors from any and all claims against the Secondary Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof. No advancement or payment by the Secondary Indemnitors on behalf of such Secondarily Indemnified Person with respect to any claim for which such Secondarily Indemnified Person has sought indemnification from the Corporation shall affect the foregoing and the Secondary Indemnitors shall have a right of contribution or be subrogated to the extent of such advancement or payment to all of the rights of recovery of such Secondarily Indemnified Person against the Corporation. The Secondary Indemnitors are third party beneficiaries of the terms of this Section B.

     C.   <u>Prepayment of Expenses of Directors and Officers</u>. The Corporation shall pay the expenses (including attorneys' fees) incurred by an Indemnified Person in defending any Proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Indemnified Person to repay all amounts advanced if it should be ultimately determined that the Indemnified Person is not entitled to be indemnified under this Article VII or otherwise.

     D.   <u>Claims by Directors and Officers</u>. If a claim for indemnification or advancement of expenses under this Article VII is not paid in full within 30 days after a written claim therefor by the Indemnified Person has been received by the Corporation, the Indemnified Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Indemnified Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

     E.   <u>Indemnification of Employees and Agents</u>. The Corporation may indemnify and advance expenses to any person who was or is made or is threatened to be made or is otherwise involved in any Proceeding by reason of the fact that such person, or a person for whom such person is the legal representative, is or was an employee or agent of the Corporation or, while an employee or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorney's fees) reasonably incurred by such person in connection with such Proceeding. The ultimate determination of entitlement to indemnification of persons who are non-director or officer employees or agents shall be made in such manner as is determined by the Board in its sole discretion. Notwithstanding the foregoing sentence, the Corporation shall not be required to indemnify a person in connection with a Proceeding initiated by such person if the Proceeding was not authorized in advance by the Board.

     F.   <u>Advancement of Expenses of Employees and Agents</u>. The Corporation may pay the expenses (including attorneys' fees) incurred by an employee or agent in defending any

Proceeding in advance of its final disposition on such terms and conditions as may be determined by the Board.

G. <u>Non-Exclusivity of Rights</u>. The rights conferred on any person by this Article VII shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of this Certificate, bylaws of the Corporation, agreement, vote of stockholders or disinterested directors or otherwise, and shall inure to the benefit of the heirs and legal representatives of any such person.

H. <u>Other Indemnification</u>. The Corporation's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer or employee of another corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise shall be reduced by any amount such person may collect as indemnification from such other corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise.

I. <u>Insurance</u>. The Board may, to the full extent permitted by applicable law as it presently exists, or may hereafter be amended from time to time, authorize an appropriate officer or officers to purchase and maintain at the Corporation's expense insurance: (a) to indemnify the Corporation for any obligation which it incurs as a result of the indemnification of directors, officers and employees under the provisions of this Article VII; and (b) to indemnify or insure directors, officers and employees against liability in instances in which they may not otherwise be indemnified by the Corporation under the provisions of this Article VII.

J. <u>Amendment, Repeal or Modification</u>. Any amendment, repeal or modification of the foregoing provisions of this Article VII shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. The rights provided hereunder shall inure to the benefit of any Indemnified Person and such person's heirs, executors and administrators.

VIII.

In the event that a member of the Board who is also a partner or employee of an entity that is a holder of Preferred Stock and that is in the business of investing and reinvesting in other entities, or an employee of an entity that manages such an entity (each, a "***Fund***") acquires knowledge of a potential transaction or other matter in such individual's capacity as a partner or employee of the Fund or the manager or general partner of the Fund (and other than directly in connection with such individual's service as a member of the Board) and that may be an opportunity of interest for both the Company and such Fund (a "***Corporate Opportunity***"), then the Company (i) renounces any expectancy that such director or Fund offer an opportunity to participate in such Corporate Opportunity to the Company and (ii) to the fullest extent permitted by law, waives any claim that such opportunity constituted a Corporate Opportunity that should have been presented by such director or Fund to the Company or any of its affiliates; *provided, however*, that such director acts in good faith.

* * * *

IN WITNESS WHEREOF, the Company has caused this Certificate of Incorporation to be signed by its President and Chief Executive Officer this__day of May, 2015.


CONTENTOR
O, INC.


By:____


_____

Robert W. Chunn II
Its President and Chief Executive
Officer


STATE OF DELAWARE
THIRD CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

ContentOro, Inc., organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

FIRST: The name of the corporation is ContentOro, Inc. (the "***Corporation***"). The Corporation was incorporated, pursuant to the General Corporation Law of the State of Delaware, by the filing of a Certificate of Incorporation on June 4, 2015, which was amended by a First Certificate of Amendment filed March 30, 2016 and a Second Certificate of Amendment on June 28, 2016 (the "***Certificate of Incorporation***");

SECOND: In accordance with Section 141 of the General Corporate Law of the State of Delaware, by unanimous written consent of the Board of Directors of the Corporation, resolutions were duly adopted setting forth a proposed amendment to the Certificate of Incorporation (the "***Amendment***"), and declaring the Amendment to be advisable and submitting the Amendment to and calling for a written consent of a majority of stockholders of the Corporation for adoption thereof in lieu of a special meeting. The resolution setting forth the Amendment is as follows:

RESOLVED, that the Certificate of Incorporation of the Corporation be amended by changing the first paragraph of Article IV so that, as amended, said paragraph shall be and read as follows:

> A.   The total number of shares of all classes of capital stock which the Company shall have the authority to issue shall be 4,397,778 shares, consisting solely of: 2,911,144 shares of common stock, par value $0.001 per share (the "***Common Stock***"), 1,486,634 shares of preferred stock, par value $0.001 per share (the "***Preferred Stock***"), 268,355 of which are designated as "Series Pre-Seed Convertible Preferred Stock" (the "***Series Pre-Seed Preferred***"), and 1,218,280 of which are designated as "Series Seed Convertible Preferred Stock" (the "***Series Seed Preferred***").

THIRD: That thereafter, pursuant to resolution of its Board of Directors, in accordance with Section 228 of the General Corporation Law of the State of Delaware, a written consent, adopting the Amendment, was signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a special meeting at which all shares entitled to vote thereon were present and voted, and was delivered to the Corporation to its principal place of business.

FOURTH: That the Amendment was duly adopted in accordance with the provisions of Section 242 and 228 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed this 3rd_ day of November, 2017.

CONTENTORO, INC.

By: *Robert Chunn*

Robert Chunn, President & CEO